SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

> 1 "- # -"

PTC INTERNATIONAL FINANCE II S.A.
ANNOUNCES A REDEMPTION OF ALL OF ITS OUTSTANDING EURO- AND DOLLAR-DENOMINATED 11 ¼% SENIOR SUBORDINATED GUARANTEED NOTES DUE 2009

Warsaw - 29 October, 2004 — PTC International Finance II S.A. (the "Company") announced today that it will redeem for cash, upon the terms set forth in two separate Notices of Redemption, all of its outstanding €300,000,000 11 ¼% Senior Subordinated Guaranteed Notes due 2009 and all of its outstanding $150,000,000 11 ¼% Senior Subordinated Guaranteed Notes due 2009 (collectively, the "Senior Notes").  A copy of each Notice of Redemption is attached hereto.

In accordance with the terms of the Indentures relating to the Senior Notes, the Company will redeem all outstanding Senior Notes at a redemption price of 105.625% of the aggregate principal amount of Senior Notes outstanding, plus accrued and unpaid interest (up to but excluding the redemption date), if any.  The Company shall redeem all such outstanding Senior Notes on December 1, 2004 (the "Redemption Date").

The CUSIP number for the outstanding dollar-denominated Senior Notes is 69364SAC7 and the CUSIP numbers for the outstanding euro-denominated Senior Notes are L78029AB8 and 69364SAD5.

The Senior Notes must be surrendered to U.S. Bank National Association at U.S. Bank Corporate Trust Services, 60 Livingston Avenue, First Floor — Bond Drop Window, St. Paul, Minnesota 55107, U.S.A., as further described in the Notices of Redemption.

Holders of Senior Notes are instructed to review the Notices of Redemption for further details on the redemption of the Senior Notes.

For more information about Polska Telefonia Cyfrowa Sp. z o.o., please see our website at http://www.era.pl.

###

For further information, please contact:

Karol Depczyński
Director of Financial Strategic Planning
+48 22 413 3112
Fax: +48 22 413 6235
kdepczynski@era.pl

> 1 "- # -"

NOTICE OF REDEMPTION

PTC International Finance II S.A.

Redemption for Cash of All of its Outstanding

€300,000,000 11¼% Senior Subordinated

Guaranteed Notes Due 2009

PTC International Finance, II S.A., a corporation organized under the laws of Luxembourg (the "Company"), hereby announces that it will redeem for cash, upon the terms set forth in this Notice of Redemption (the "Notice of Redemption"), all of its outstanding €300,000,000 11¼% Senior Subordinated Guaranteed Notes Due 2009 (collectively, the "Senior Notes").

Neither the redemption nor this Notice of Redemption is subject to any conditions and this Notice of Redemption is irrevocable.

This Notice of Redemption is being issued pursuant to the terms of the indenture dated as of November 23, 1999 (the "Indenture") originally among the Company, PTC International Holdings B.V. and Polska Telefonia Cyfrowa Sp. z o.o, as the guarantors, and U.S. Bank National Association (as successor to State Street Bank and Trust Corporation), as Trustee, under which the Senior Notes were issued.  Section 3.07 of the Indenture provides that the Company may at its option, upon not less than 30 nor more than 60 days' notice, redeem any and all of its outstanding Senior Notes on a "redemption date" (as defined in the Indenture) at a redemption price of 105.625% of the aggregate principal amount of the holder's Senior Notes plus accrued and unpaid interest (up to but excluding the redemption date), if any, from each registered owner of the Senior Notes (each, a "Holder").  The Company shall redeem all of the outstanding Senior Notes on December 1, 2004 (the "Redemption Date") from each Holder.

The redemption price for the outstanding Senior Notes shall be 105.625% of the principal amount thereof, plus accrued and unpaid interest (up to but excluding the redemption date) (the "Redemption Price").  Each Holder will be paid the Redemption Price for each Senior Note surrendered to the Paying Agent.  Subject to the terms hereof, Holders of the Senior Notes properly surrendered will be paid the Redemption Price by the Paying Agent on the Redemption Date.

CUSIP/ISIN No.*	Aggregate Outstanding Principal Amount	Security Description	Redemption Price
L78029AB8	€2,292,000	11 ¼% Senior Subordinated Guaranteed Notes due 2009	€1,056.25 per €1,000 principal amount plus accrued and unpaid interest
69364SAD5	€245,950,000	11 ¼% Senior Subordinated Guaranteed Notes due 2009	€1,056.25 per €1,000 principal amount plus accrued and unpaid interest

The Senior Notes must be surrendered to U.S. Bank National Association (the "Paying Agent") at U.S. Bank Corporate Trust Services, 60 Livingston Avenue, First Floor - Bond Drop Window, St. Paul, Minnesota 55107, U.S.A. On the Redemption Date, the Paying Agent will pay from funds provided by or on behalf of the Company the Redemption Price to each Holder that has surrendered the Senior Notes at any time prior to three business days prior to the Redemption Date (the "Surrender Date").  The Senior Notes surrendered to the Paying Agent after the Surrender Date will be paid the Redemption Price as soon as practicable after receipt by the Paying Agent of such Senior Notes.

The Senior Notes are being redeemed pursuant to Section 3.07 of the Indenture and paragraph 6 of the Senior Notes.  The Redemption Date is December 1, 2004.  Holders must surrender their Senior Notes to the Paying Agent by three business days prior to the Redemption Date in order to be paid the Redemption Price on the Redemption Date.  On the Redemption Date, the Company will cause the Paying Agent to pay to each holder of the Senior Notes, 105.625% of the aggregate principal amount of the Holder's Senior Notes plus accrued and unpaid interest up to but excluding the Redemption Date.  Holders of the  Senior Notes must surrender their Senior Notes to the Paying Agent to receive the Redemption Price.  Unless the Company and the Guarantor defaults in making such redemption payment, interest on the Senior Notes ceases to accrue on and after the Redemption Date.

*  No representation is made as to the correctness or accuracy of the CUSIP, ISIN, CINS number or Common Code listed in this Notice or on the Senior Note.

> 1 "- # -"

NOTICE OF REDEMPTION

PTC International Finance II S.A.

Redemption for Cash of All of its Outstanding

$150,000,000 11¼% Senior Subordinated

Guaranteed Notes Due 2009

PTC International Finance, II S.A., a corporation organized under the laws of Luxembourg (the "Company"), hereby announces that it will redeem for cash, upon the terms set forth in this Notice of Redemption (the "Notice of Redemption"), all of its outstanding $150,000,000 11¼% Senior Subordinated Guaranteed Notes Due 2009 (collectively, the "Senior Notes").

Neither the redemption nor this Notice of Redemption is subject to any conditions and this Notice of Redemption is irrevocable.

This Notice of Redemption is being issued pursuant to the terms of the indenture dated as of November 23, 1999 (the "Indenture") originally among the Company, PTC International Holdings B.V. and Polska Telefonia Cyfrowa Sp. z o.o, as the guarantors, and U.S. Bank National Association (as successor to State Street Bank and Trust Corporation), as Trustee, under which the Senior Notes were issued.  Section 3.07 of the Indenture provides that the Company may at its option, upon not less than 30 nor more than 60 days' notice, redeem any and all of its outstanding Senior Notes on a "redemption date" (as defined in the Indenture) at a redemption price of 105.625% of the aggregate principal amount of the holder's Senior Notes plus accrued and unpaid interest (up to but excluding the redemption date), if any, from each registered owner of the Senior Notes (each, a "Holder").  The Company shall redeem all of the outstanding Senior Notes on December 1, 2004 (the "Redemption Date") from each Holder.

The redemption price for the outstanding Senior Notes shall be 105.625% of the principal amount thereof, plus accrued and unpaid interest (up to but excluding the redemption date) (the "Redemption Price"). Each Holder will be paid the Redemption Price for each Senior Note surrendered to the Paying Agent.  Subject to the terms hereof, Holders of the Senior Notes properly surrendered will be paid the Redemption Price by the Paying Agent on the Redemption Date.

CUSIP/ISIN No. *	Aggregate Outstanding Principal Amount	Security Description	Redemption Price
69364SAC7	$140,000,000	11 ¼% Senior Subordinated Guaranteed Notes due 2009	$1,056.25 per $1,000 principal amount plus accrued and unpaid interest

The Senior Notes must be surrendered to U.S. Bank National Association (the "Paying Agent") at U.S. Bank Corporate Trust Services, 60 Livingston Avenue, First Floor - Bond Drop Window, St. Paul, Minnesota 55107, U.S.A..  On the Redemption Date, the Paying Agent will pay from funds provided by or on behalf of the Company the Redemption Price to each Holder that has surrendered the Senior Notes at any time prior to three business days prior to the Redemption Date (the "Surrender Date").  The Senior Notes surrendered to the Paying Agent after the Surrender Date will be paid the Redemption Price as soon as practicable after receipt by the Paying Agent of such Senior Notes.

The Senior Notes are being redeemed pursuant to Section 3.07 of the Indenture and paragraph 6 of the Senior Notes.  The Redemption Date is December 1, 2004.  Holders must surrender their Senior Notes to the Paying Agent by three business days prior to the Redemption Date in order to be paid the Redemption Price on the Redemption Date.  On the Redemption Date, the Company will cause the Paying Agent to pay to each holder of the Senior Notes, 105.625% of the aggregate principal amount of the Holder's Senior Notes plus accrued and unpaid interest up to but excluding the Redemption Date.  Holders of the Senior Notes must surrender their Senior Notes to the Paying Agent to receive the Redemption Price.  Unless the Company and the Guarantor defaults in making such redemption payment, interest on the Senior Notes ceases to accrue on and after the Redemption Date.

*  No representation is made as to the correctness or accuracy of the CUSIP, ISIN, CINS number or Common Code listed in this Notice or on the Senior Notes

> 1 "- # -"